EXHIBIT 99.3

SEABRIDGE GOLD INC.
Security Class Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 26, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as disclosed by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 p.m. EDT on June 24, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail, by returning this Form of Proxy to Computershare's address above, may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder
I/We, being holder(s) of common shares of Seabridge Gold Inc. hereby appoint: James S. Anthony, or failing him, Chris Reynolds or, failing him, Rudi P. Fronk.	OR	Print the name of the person you are appointing if this person is someone other than the Management Designated Proxyholders listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Seabridge Gold Inc. (the "Corporation") to be held at the Albany Club, 91 King Street East, Toronto, Ontario M5C 1G3 on June 26, 2013 at 4:30 p.m. EDT and at any adjournment or postponement thereof.

MANAGEMENT'S DESIGNATED PROXYHOLDERS VOTING INTENTIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.	Election of Directors

		For	Withhold		For	Withhold		For	Withhold

01. James S. Anthony		☐	☐	02. A. Frederick Banfield	☐	☐	03. D. Scott Barr	☐	☐

04. Thomas C. Dawson		☐	☐	05. Louis J. Fox	☐	☐	06. Rudi P. Fronk	☐	☐	____ Fold

07. Eliseo Gonzalez-Urien		☐	☐	08. Jay S. Layman	☐	☐

								For	Withhold

2.	Appointment of Auditors Appointment of KMPG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year.							☐	☐

								For	Withhold

3.	Fix Auditors Remuneration To authorize the Directors to fix the Auditors remuneration.							☐	☐

								For	Withhold

4.
Increase Shares Reserved Under Option Plan
To approve, by majority of disinterested shareholders, an increase in the number of shares reserved for issue under the Corporation's Stock Option Plan by 665,000 shares  and grants of 665,000 stock options in total to directors and senior officers.
								☐	☐

								For	Withhold
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5.	Stock Options Grants To approve an increase in the number of shares reserved for issue under the Corporation's Stock Plan by 215,000 shares.							☐	☐

								For	Withhold

6.	Other Business To transact such other business as may properly come before the meeting.							☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular- Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at  www.computershare.com/mailinglist.

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